BAKER & McKENZIE

貝克・麥堅時律師事務所

07020987

RECEIVED

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
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Tel: +852 2846 1888
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February 7, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on January 22, 2007:

1. Announcement in relation to resolutions passed at the Extraordinary General Meeting, Overseas Regulatory Announcement of Resolutions of the the 15th Meeting of the 4th Session of the Board of Directors, and Overseas Regulatory Announcement of Preliminary Financial Data, released on February 6, 2007, in English and Chinese.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

ANNOUNCEMENT

The Extraordinary General Meeting of the Company was held on Monday, 5 February 2007, at which all resolutions proposed at the meeting were duly passed.

The Extraordinary General Meeting ("EGM") of Huadian Power International Corporation Limited* (the "Company") was held at the Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC on Monday, 5 February 2007. Eight shareholders of the Company (the "Shareholders") and authorised proxies attended the EGM, representing 4,687,762,938 shares of the Company (the "Shares"), or 77.86% of the Company's total issued share capital. The convening of the EGM is in compliance with relevant requirements stipulated in the Company Law of the PRC and the Articles of Association of the Company. The EGM was convened by the Board of Directors of the Company (the "Board") and presided over by Mr. He Gong, Chairman of the Company.

At the EGM, the following resolutions were considered and passed by way of poll:

SPECIAL RESOLUTIONS:

1. Amendments to the Articles of Association of the Company

   Votes casted for this resolution represent 4,671,273,386 Shares (or 99.65% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the EGM); 15,971,552 Shares voted against this resolution.

2. Issuance of Short-term Debentures by the Company

   Votes casted for this resolution represent 4,153,632,005 Shares (or 88.61% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the EGM); 534,130,933 Shares voted against this resolution.

ORDINARY RESOLUTION:

3. Election of Mr. Cao Peixi as a Director of the Company

   Votes casted for this resolution represent 4,667,604,938 Shares (or 99.57% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the EGM); 760,000 Shares voted against this resolution.

Mr. He Gong resigned as a director of the Company with effect from the conclusion of the EGM. The Board would like to express its appreciation to Mr. He Gong for his valuable contribution to the Company during his tenure of office.

As at the date of the EGM, the total number of issued Shares entitling Shareholders to attend and vote for or against the resolutions at the EGM is 6,021,084,200 Shares. None of the Shares entitled any Shareholder to attend but vote only against the resolutions at the EGM.

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

KPMG, the auditors of the Company, have acted as the scrutineer and compared the poll results summary to the poll forms collected by the Company.

Haiwen & Partners, the legal adviser to the Company on the PRC laws attended the EGM and issued a legal opinion concluding that the convening and the procedures for holding of the EGM, the eligibility of the persons who attended the EGM and the voting procedures therefor were in compliance with the relevant laws, rules and regulations in the PRC and the Articles of Association of the Company.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
5 February 2007

* *For identification only*

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS OF THE 15TH MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 15th meeting of the 4th session of the Board of Directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") was held on 5 February 2007 at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC. The meeting was presided over by Mr. Cao Peixi, Chairman of the Board. All Directors of the Company attended either in person or by proxy, of which Zhang Bingju appointed Peng Xingyu as his proxy to attend the meeting. The meeting was convened in compliance with the Company Law of PRC and the Articles of Association of the Company, and was lawful and valid. All supervisors of the Company attended the meeting. At the meeting, the resolution of the election of Chairman, amongst others, was considered and the report of internal control of the Company was presented. The following resolutions were passed upon the voting by the Directors attending the meeting:

1. Considered and passed the resolution to elect the Chairman of the Board whereby Mr. Cao Peixi was elected as the Chairman of the Board;
2. Considered and passed the resolution to ratify the appointment of a Strategic Committee Member; whereby the appointment of Mr. Cao Peixi as a Strategic Committee Member of the 4th session of the Board was ratified;
3. Considered and approved the disclosure of the preliminary financial data for the year ended 31 December 2006 and authorised the Secretary to the Board to amend and publish the same when appropriate at his discretion in accordance with the relevant regulations of the Shanghai Stock Exchange.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
5 February 2007

* *For identification only*

OVERSEAS REGULATORY ANNOUNCEMENT PRELIMINARY FINANCIAL DATA

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement is also disseminated on the Shanghai Stock Exchange simultaneously.

All members of the Board of Directors (the "Board") of Huadian Power International Corporation Limited* (the "Company"), Mr. Zhu Fangxin, the person in charge of the accounting affairs of the Company and Mr. Tao Yunpeng, the head of accounting department of the Company confirmed the truthfulness, accuracy and completeness of the contents of this announcement and accepted responsibility for any untrue statement, misleading statement or material omission contained herein.

The 2006 financial data contained in this announcement has not been audited and there may be discrepancies between the financial data in this announcement and the audited financial statements. Investors are cautioned to pay attention to the risk of making any investment.

MAJOR FINANCIAL DATA

	2006	2005	Increase/decrease as compared with the corresponding period of the preceding year (%)
Net profits *(RMB'000)*	1,103,000	1,014,980	8.67%
Earnings per share *(RMB/share)*	0.183	0.169	8.67%

(Note: prepared according to the consolidated financial statements under the PRC accounting standards.)

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
5 February 2007

* *For identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(於中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

公告

本公司之臨時股東大會已於二零零七年二月五日(星期一)舉行，所有提呈之決議案已於大會上正式通過。

華電國際電力股份有限公司(「本公司」)二零零七年臨時股東大會於二零零七年二月五日(星期一)在中國北京市宣武區菜園街1號北京中環假日酒店舉行，出席臨時股東大會的股東及股東授權代表共八人，代表公司股份4,687,762,938股，佔公司已發行總股本的77.86%。臨時股東大會的召開符合《中華人民共和國公司法》和公司章程的有關規定。臨時股東大會由本公司董事會召集，並由本公司董事長賀恭先生作為大會主席主持。

臨時股東大會以記名投票表決的方式審議及批准以下決議案：

特別決議案

1. **《關於修改〈公司章程〉的議案》**

   同意4,671,273,386股；反對15,971,552股；

   同意的股份數佔出席會議的股東(或其授權代表)所持的有表決權股份總數的99.65%。

2. **《關於公司發行短期融資券的議案》**

   同意4,153,632,005股；反對534,130,933股；

   同意的股份數佔出席會議的股東(或其授權代表)所持的有表決權股份總數的88.61%。

普通決議案

3. **《關於選舉曹培璽先生為公司董事的議案》**

   同意4,667,604,938股；反對760,000股；

   同意的股份數佔出席會議的股東(或其授權代表)所持的有表決權股份總數的99.57%。

賀恭先生已辭去董事一職，自臨時股東大會結束後生效。董事會謹向賀恭先生多年來一直對本公司所作出之一切寶貴貢獻致以謝意。

本公司截至臨時股東大會舉行日期的已發行總股數為6,021,084,200股，該等股份之持有人皆有權出席臨時股東大會，並於會上投票。本公司並沒有使其持有人有權出席臨時股東大會但只能在會上投反對票的股份。

本公司的投票結果須由執業會計師畢馬威會計師事務所(「畢馬威」)核查，畢馬威的工作只限於應本公司要求執行若干程序，以確定本公司編制的投票結果概要是否與本公司收集並向畢馬威提供的投票表格相符。畢馬威就此執行的工作並不構成按香港會計師公會頒佈的《香港核數準則》、《香港審閱項目準則》或《香港保證應聘準則》所進行的審計或審閱工作，畢馬威也不會就與法律解釋或投票權有關的事宜作出確認或提出意見。

本公司的核數師，畢馬威已作為監票人並已根據本公司所收回的投票表格，對投票結果摘要作比較。

本公司的中國法律顧問海問律師事務所出席了臨時股東大會，並出具法律意見，認為本次臨時股東大會的召集、召開程序、出席會議人員的資格及表決程序均符合中國有關法律、法規和公司章程的規定。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

曹培璽(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國・北京

二零零七年二月五日

* *僅供識別*

HUADIAN 12g3-2(b)
File No. 82-4932

於其他市場發佈的公告
第四屆董事會第十五次會議決議

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而做出。

華電國際電力股份有限公司(「本公司」)第四屆董事會第十五次會議於二零零七年二月五日，在中華人民共和國北京市宣武區菜園街1號北京中環假日酒店召開。本公司董事長曹培璽先生主持會議，本公司全體董事親自或者委託其他董事出席會議，其中張炳炬董事委託彭興宇出席會議，符合有關法律、法規及《公司章程》的有關規定，會議合法有效。本公司全體監事列席會議。會議審議了選舉董事長等議案，聽取了本公司內部監控工作的匯報，經與會董事表決，通過如下決議：

一、 審議通過選舉董事長的議案，選舉曹培璽董事為本公司董事長；

二、 審議通過補選戰略委員會委員的議案，同意補選曹培璽董事為本公司第四屆董事會戰略委員會委員；

三、 審議批准本公司披露截至二零零六年十二月三十一日止的財務快報數據並授權董事會秘書根據上海證券交易所的有關規定酌情修改並及時發佈。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

曹培璽(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國•北京

二零零七年二月五日

• *僅供識別*

於其他市場發佈的公告
財務快報數據

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條的規定而做出。本公告亦同時在上海證券交易所發佈。

華電國際電力股份有限公司(「本公司」)全體董事會成員、主管會計工作的負責人祝方新先生及會計機構負責人(會計主管人員)陶雲鵬先生保證本公告內容真實、準確和完整，並對公告中任何虛假記載、誤導性陳述或者重大遺漏承擔責任。

本公告所載二零零六年度的財務數據未經會計師事務所審計，與經審計的財務數據可能存在差異，請投資者注意投資風險。

主要財務數據

	2006年	2005年	本期比上期增減(%)
淨利潤(*萬元人民幣*)	110,300	101,498	8.67%
每股收益(*人民幣/股*)	0.183	0.169	8.67%

(註：按中國會計準則合併報表編制。)

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

曹培璽(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國•北京

二零零七年二月五日

• *僅供識別*